Aetna Life Insurance and Annuity Company

                                  Endorsement

The Contract and Certificate are hereby endorsed to meet the qualification requirements for a Roth Individual Retirement Annuity under Internal Revenue Code ("Code") Section 408A. The following provisions apply and, in the case of a conflict with any provision in the Contract, this endorsement controls.

Certificate Holder. The Certificate Holder and the Annuitant must be the same person. Joint Certificate Holders are not permitted.

Nontransferable/Nonforfeitable. The Contract is nontransferable. The Certificate Holder may not sell, assign, transfer, pledge or use as collateral for a loan or as security for the performance of an obligation or for any other purpose, his or her interest in the Contract to any person other than the issuer of the Contract or to a spouse incident to a divorce under the provisions of Code
Section 408(d)(6). The Certificate Holder's entire interest in the Contract is nonforfeitable.

Exclusive Benefit. The Account is established for the exclusive benefit of the Cetificate Holder or his or her Beneficiary(ies).

Contributions. All contributions must be in cash. Except in the case of a qualified rollover contribution as defined in Code Section 408A(e), the total contributions shall not exceed $2,000 for any taxable year. Aetna reserves the right to not accept rollover contributions to an existing contract.

Distributions. The distribution rules of Code Section 401(a)(9)(A) do not apply. Any periodic payments will be paid only to the Certificate Holder.

Payment of Death Benefit. Section 3.12 is deleted in its entirety. The death benefit amount is determined in accordance with the provisions of Sections 3.11 and 3.06. At the death of the Certificate Holder:

(a) If the Certificate Holder dies on or after the date distribution of his or her interest has begun, the remaining portion of such interest, if any, will continue to be distributed at least as rapidly as under the method of distribution being used prior to the Certificate Holder's death.

(b) If the Certificate Holder dies before distribution of his or her interest begins, the death benefit payable to the Beneficiary will be distributed no later than December 31 of the calendar year which contains the fifth anniversary of the date of the Certificate Holder's death, except to the extent that an election is made to receive a distribution in accordance with
    (i) or (ii) below.

    (i) Distributions to the Beneficiary may be made in installments over the life of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary, commencing no later than December 31 of the calendar year immediately following the calendar year in which the Certificate Holder died.

    (ii) If the Beneficiary is the Certificate Holder's surviving spouse, and distributions are to be made in accordance with (i) above, distributions must begin on or before the later of December 31 of the calendar year immediately following the calendar year in which the Certificate Holder died or December 31 of the calendar year in which the Certificate Holder would have attained age 70-1/2.

If the Certificate Holder dies before Annuity payments begin, a spousal Beneficiary may elect an Annuity option, a systematic distribution option, a lump sum payment or to treat the Account as his

E1-MPROTH-97
or her own IRA. The election to treat the Account as his or her own IRA will be deemed to have been made if such surviving spouse makes a rollover to or from such Account, or fails to elect to receive a distribution in accordance with (b) above.

Life expectancy is computed by use of the expected return multiples in Table V of Section 1.72-9 of the Income Tax Regulations. Life expectancies for distributions under an Annuity option may not be recalculated.

Annual Reports. Aetna will furnish annual calendar year reports concerning the status of the Certificate Holder's Account.

Termination of Account. Upon 90 days written notice to the Certificate Holder, Aetna may terminate the Certificate Holder's Account if no Purchase Payment(s) have been received for two full consecutive Certificate years and the paid-up Annuity benefit at maturity would be less than $20 per month.

Right to Cancel. The Certificate Holder may cancel the Certificate within 10 days of receiving it by returning it to Aetna or to the person from whom it was purchased. Within seven days from the cancellation request, Aetna will return all the Certificate Holder's Purchase Payment(s).

If the source of the Purchase Payment(s) was a rollover from a contract issued by Aetna or one of its affiliates in which the Surrender Fee was waived or reduced, then the Purchase Payment(s) will be restored to the predecessor contract.

Surrender Fee. Section 3.14 is amended to add the following item (I). "(I) As a Purchase Payment for a Roth Individual Retirement Annuity, issued by Aetna or one of its affiliates, that gives credit for time spent in the predecessor contract in applying the surrender fee."

Surrender Fee. The first paragraph of Section 3.14 is deleted and replaced with the following: "The Surrender Fee only applies to the Net Purchase Payment(s) portion surrendered (see Contract Schedule I)".

Endorsed and made a part of the Contract and Certificate as of the Effective
Date.

                                   /s/ Thomas J. McInerney
                                   -----------------------
                                   Thomas J. McInerney, President
                                   Aetna Life Insurance and Annuity Company

E1-MPROTH-97